Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-191114
Issuer Free Writing Prospectus dated February 3, 2016
NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

 SEVEN  YEAR COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Negative) / A+ (Stable) (Moody’s / S&P /Fitch)

Principal Amount:	$350,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	February 3, 2016

Settlement Date:	February 8, 2016 (T+3)

Maturity Date:	February 15, 2023

Coupon:	2.70%

Price to Public:	99.727%

Benchmark Treasury:	1.750% due January 31, 2023

Benchmark Treasury Yield:	1.593%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	2.743%

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing August 15, 2016

Optional Redemption:
At any time on or after December 15, 2022, the Bonds will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

At any time before December 15, 2022, the Bonds will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) that would be due if such bonds matured on December 15, 2022 discounted on a semi-annual basis at the Treasury Rate, plus 20  basis points, plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP:	637432 NJ0 / US637432NJ01

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Mizuho Securities USA Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.
Regions Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Mitsubishi UFJ Securities (USA), Inc. by calling toll-free at 1-877-649-6848, RBC Securities, LLC by calling toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 and U.S. Bancorp Investments, Inc. by calling toll-free at 1-877-558-2607.